Exhibit 99.1

December 7, 2009

Personal and Confidential

Mr. Tom Siemers
4750 Ashwood Drive
Cincinnati, OH 45241

Dear Tom,

I appreciate you, Dick and Gretchen taking the time to meet with us on Friday. Not surprisingly, you charmed us again!

In the interest of making sure the first meeting with Dick started and ended on a positive note, I elected to forward the attached key discussion points to you after our meeting.

As discussed, our preferred path is to work collaboratively with you and the current Franklin Board.  We believe this approach will be less expensive, less public and give us all time to get to know each other and fully explore the possible synergies between Franklin and Lenox.

However, if we cannot work out mutually agreeable terms in the very near future, we are prepared and willing to take more aggressive action.

Director nominations and a shareholder resolution will be forwarded this week in advance of Franklin’s December 8th deadline.

I will follow up shortly thereafter with a draft standstill agreement for you and your Board to review and provide comments.  We really are looking forward to that first date with the chaperone!

Sincerely yours,

/s/ John C. Lame
John C. Lame
Chief Executive Officer

Enclosure

JCL/eld

Meeting with Tom Siemers, Gretchen Schmidt and Dick Finan
December 4, 2009

Key Discussion Points

•	We believe there are significant strategic and economic synergies between Lenox and Franklin.

•	Based on our own internal analysis of Franklin’s past and current financial performance, we believe we can work with Franklin’s Board of Directors and management to make a significant improvement.

•	Because of our significant ownership stake and this potential contribution, we believe it is reasonable to request and receive 2 Board seats.

•
As communicated in the past, we are willing to work with Franklin’s board and their attorneys to sign a mutually favorable standstill agreement.  This will avoid the significant legal cost and public embarrassment which might be involved in a proxy fight.

•	We are increasingly frustrated by Franklin’s failure to listen to the interests of shareholders and take actions to improve the profitability of the company.

•	If we are not able to secure two board seats, we will consider alternative courses of action. These might include:

1)	Nominating slates of new directors in 2010 and subsequent years
2)	Selling our shares to other shareholders
3)	Proposing to buy Franklin
4)	Collaborating with shareholders and/or other potential strategic buyers to put Franklin in play, through a hostile transaction or otherwise.
•	It is our strong preference to work collaboratively with Franklin’s Board and management at this time.

•	However, time is running out and we will pursue an alternative course of action in the very near future if the Franklin Board does not take immediate action.

•	Finally, we encourage you to take seriously your fiduciary duties as directors and immediately take action to:

o	Avoid the unnecessary and significant legal expenses that are likely to be incurred in the event of a proxy fight.

o	Take actions which will fully consider the economic interest of your shareholders.